SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of September 2009
Commission File Number: 001-06439

SONY CORPORATION
(Translation of registrant's name into English)

1-7-1 KONAN, MINATO-KU, TOKYO, 108-0075, JAPAN
(Address of principal executive offices)

The registrant files annual reports under cover of Form 20-F.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F,

Form 20-F X	Form 40-F __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, Yes No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-______

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SONY CORPORATION
(Registrant)

By: /s/ Nobuyuki Oneda
(Signature)
Nobuyuki Oneda
Executive Deputy President and
Chief Financial Officer

Date: September 24, 2009

List of materials

Documents attached hereto:

i) Press release entitled "NEW PLAYSTATION®3 RETAIL SALES ACHIEVE 1 MILLION UNITS IN 3 WEEKS WORLDWIDE"

FOR IMMEDIATE RELEASE

Contact:	Sony Computer Entertainment Inc.
Corporate Communications
Tel: 03-6438-8686

NEW PLAYSTATION®3 RETAIL SALES ACHIEVE
1 MILLION UNITS IN 3 WEEKS WORLDWIDE

Tokyo, September 24, 2009  – Sony Computer Entertainment Inc. today announced that retail sales of its new PlayStation®3 (PS3®)  (CECH-2000A) computer entertainment system achieved a total of 1 million units*1 worldwide in the 3 weeks since its launch on September 1, 2009 *2.  The expansion of the PS3 platform is being accelerated along with the introduction of more and more new and exciting software titles as well as the enhancement of PlayStation®Network.

While maintaining cutting-edge features and functions, such as the ability to enjoy high quality interactive entertainment content including Blu-ray Disc™ games and movies as well as various content and services downloadable through PlayStation Network, the new PS3 is available at a highly attractive recommended retail price of 29,980 yen (including tax), US$299 and €299, with an extremely streamlined form factor and a pre-installed 120GB Hard Disk Drive.  Furthermore, the reduction of power consumption and fan noise as well as the casual appearance have also become drivers in attracting a larger and broader range of users.

Along with the vast line-up of attractive and exciting entertainment content to be released this holiday season from third-party game developers and publishers as well as from SCE Worldwide Studios, SCE will continue to further expand the PS3 platform and create a new world of computer entertainment.

*1 The number is based on SCEI’s estimation.
*2 The new PS3 became available in stores on September 1, 2009, in North America, Europe/ PAL territories, Asian countries and regions, and in Japan on September 3, 2009.

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About Sony Computer Entertainment Inc.
Recognized as the global leader and company responsible for the progression of consumer-based computer entertainment, Sony Computer Entertainment Inc. (SCEI) manufactures, distributes and markets the PlayStation® game console, the PlayStation®2 computer entertainment system, the PSP® (PlayStation®Portable) handheld entertainment system and the PlayStation®3 (PS3®) system.  PlayStation has revolutionized home entertainment by introducing advanced 3D graphic processing, and PlayStation 2 further enhances the PlayStation legacy as the core of home networked entertainment.  PSP is an innovative handheld entertainment system that allows users to enjoy 3D games, with high-quality full-motion video, and high-fidelity stereo audio.  PS3 is an advanced computer system, incorporating the state-of-the-art Cell processor with super computer-like power.  SCEI, along with its subsidiary divisions Sony Computer Entertainment America Inc., Sony Computer Entertainment Europe Ltd., and Sony Computer Entertainment Korea Inc. develops, publishes, markets and distributes software, and manages the third party licensing programs for these platforms in the respective markets worldwide.  Headquartered in Tokyo, Japan, SCEI is an independent business unit of the Sony Group.

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PlayStation and PS3 are registered trademarks of Sony Computer Entertainment Inc.  All other trademarks are property of their respective owners.